PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED JUNE 30, 2005)

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-120116

We prepared the prospectus dated June 30, 2005 to allow certain of our current stockholders to sell up to 24,167,193 shares of our common stock. The prospectus relates to the disposition by the selling security holders or their transferees, of up to 6,797,194 shares of our common stock already issued and outstanding, 12,111,666 shares of our common stock issuable upon the exercise of warrants held by the selling security holders, as well as 5,258,333 shares of our common stock issuable upon the conversion of a convertible note held by one of the selling security holders.

On June 30, 2005, the registration statement on Form SB-2 relating to the resale of the shares by the selling security holders was declared effective by the Securities and Exchange Commission. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling security holders. The purpose of this prospectus supplement is to update the table of the underlying prospectus captioned “Selling Security Holders” to reflect the transfer of 69,000 shares and 69,000 warrants previously held by Mac & Co. to Landwave & Co. and to reduce the total amount of shares offered by Laurus Master Fund Ltd. from 11,666,666 shares to 10,666,666 shares. Additionally, we are including a Form 8-K filed on November 29, 2005. The information contained in the Form 8-K is considered relevant to the information in the prospectus and should be read in conjunction with the information contained in the original prospectus.

You should read this prospectus supplement in conjunction with the prospectus dated June 30, 2005. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The prospectus is to be delivered with this prospectus supplement.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol “POIG.” The closing price for the common stock on February 8, 2006 was $2.11 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 8 of the prospectus where we describe specific risks associated with an investment in Petrol Oil and Gas, Inc. and these securities before you make your investment decision.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS FEBRUARY 8, 2006.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PAGE

Selling Security Holders	S-1 – S-4
Form 8-K filed on November 29, 2005	S-5 – S-10

SELLING SECURITY HOLDERS

The shares to be offered by the selling security holders are “restricted” securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

Selling Security Holder Information

The following is a list of selling security holders who own or have the right to acquire an aggregate of 24,167,193 shares of our common stock covered in this prospectus.

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants	Total Number of Shares Beneficially Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered (2)	Shares Owned after Offering (3)
Bonanza Master Fund, Ltd. (4) (15) Attn: Bernay Box 300 Crescent Court, Suite 1740 Dallas, TX 75201	833,333	833,333	1,666,666	4%	1,666,666	0
Blagojevic, Goran (5) PTTA Chiavica 2 37121 Verona Italy	475,000	750,000	1,225,000	3%	500,000	725,000
C. Barney Investments Ltd. (4) (16) Attn: Charles Barney 852 Echo Lane Houston, TX 77024	83,333	83,333	166,666	0%	166,666	0
C. Barney Investments Ltd. (4) (16) Attn: Charles Barney 852 Echo Lane Houston, TX 77024	100,000	100,000	200,000	0%	200,000	0
CEOcast, Inc. (24) 55 John Street – 11th Floor New York, NY 10038	90,000	0	90,000	0%	90,000	0
Cochennet, Steve 12101 NW Crooked Road Parkville, MO 64152	0	200,000 (25)	200,000	0%	200,000	0
Cordillera Fund, L.P. (4) (17) Attn: Stephen Carter 8201 Preston Rd., Suite 400 Dallas, TX 77225	125,000	125,000	250,000	1%	250,000	0
CPA Directed Investments (6) 13700 Six Ile Cypress Parkway Fort Myers, FL 33912	200,000	0	200,000	0%	50,000	150,000
ECON Investor Relations Inc. (7) Suite 102 – 1385 Gulf Road Pt. Roberts, WA 98281	8,861	0	8,861	0%	8,861	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants	Total Number of Shares Beneficially Owned (1)	Percentage of Shares Owned (1)	Number of Shares Offered (2)	Shares Owned after Offering (3)
Energy Capital Solutions, LLC (8) 2651 North Harwood, Suite 410 Dallas, TX 75201	0	845,000	845,000	2%	845,000	0
Finwell & Company (4) (14) Attn: Robert Mendez State Street Bank & Trust Company 55 Water Street Plaza Level, 3rd Floor New York, NY 1004-2605	86,300	86,300	172,600	0%	172,600	0
Gryphon Master Fund, L.P. (4) (18) Attn: Warren Garden 100 Crescent Court, Suite 490 Dallas, TX 75201	416,667	416,667	833,334	2%	833,334	0
GSSF Master Fund, L.P. (4) (19) Attn: Warren Garden 100 Crescent Court, Suite 490 Dallas, TX 75201	416,667	416,667	833,334	2%	833,334	0
Ironman Energy Capital L.P. (4) (20) Attn: G. Bryan Dutt 4545 Bissonnet, Suite 291 Bellaire, TX 77401	625,000	625,000	1,250,000	3%	1,250,000	0
Iroquois Capital L.P. (4) (21) Attn: Joshua Silverman 641 Lexington Ave., 26th Floor New York, NY 10022	208,333	208,333	416,666	1%	416,666	0
Landwave & Co. (4) (14) Attn: Robert Mendez State Street Bank & Trust Company 55 Water Street Plaza Level, 3rd Floor New York, NY 1004-2605	609,100 (26)	609,100 (26)	1,218,200	3%	1,218,200	0
Laurus Master Fund, Ltd. (9) 825 Third Avenue – 14th Floor New York, NY 10022	5,333,333(10)	6,333,333	11,666,666(11)	28%	10,666,666	1,000,000
R.K. Green Trust (4) (22) Attn: Robert Green 2318 W. 59th Street Missouri Hill, KS 66208	200,000	200,000	400,000	1%	400,000	0
Spindrift Investors (Bermuda) L.P. (4) (14) c/o Morgan Stanley & Company Attn: Jim Parks 1221 Avenue of the Americas 28th Floor New York, NY 10020	987,700	987,700	1,975,400	5%	1,975,400	0
Spindrift Partners, L.P. (4) (14) c/o Morgan Stanley & Company Attn: Jim Parks 1221 Avenue of the Americas 28th Floor New York, NY 10020	816,900	816,900	1,633,800	4%	1,633,800	0
Stoeckinger, William (12) 5742 Hazel Road Barttlesvilee, OK 74006	420,000	0	420,000	1%	420,000	0
Western Reserve Hedged Equity (4) 23) Attn: Michael Durante 100 Crescent Court, Suite 400 Dallas, TX 75204	125,000	125,000	250,000	1%	250,000	0
XXR Consulting, Inc. (13) 505 Northern Blvd., Ste. 103 Great Neck, NY 11201	120,000	0	120,000	0%	120,000	0

(1)

All shares owned in this column and all percentages are based on 24,966,778 shares of common stock issued and outstanding on March 31, 2005; plus 12,111,666 shares of common stock issuable upon exercise of warrants and 5,258,333 shares issuable upon conversion of convertible notes held by selling security holders.

(2)

This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling security holders are not required to sell their shares. See “Plan of Distribution” beginning on page 22.

(3)	Assumes that all shares registered for resale by this prospectus have been issued and sold.
(4)	Shares acquired in our unit offering completed on October 7, 2004.
(5)

Mr. Blagojevic has acquired shares and warrants of our restricted common stock through his consulting services. 400,000 shares of common stock and 100,000 warrants are being registered in this registration statement.

(6)

CPA acquired 100,000 shares of our restricted common stock pursuant to a secured promissory note dated May 5, 2004. 50,000 shares of the 100,000 shares are being registered in this registration statement. Robert R. Lucas, President of CPA, has voting, investment and dispositive power over the shares of common stock owned by CPA.

(7)

ECON acquired 8,861 shares of our restricted common stock pursuant to a consulting agreement dated June 15, 2004. Dawn Van Zant, President of ECON, has voting, investment and dispositive power over the shares of common stock owned by ECON.

(8)

Energy Capital Solutions (“ECS”), with the support from Pritchard Capital Partners, LLC (“PCP”), acted as placement agents for the unit offering, ECS was paid a 7% commission on all funds raised, of which 4% was paid to PCP for investors identified solely by PCP. In addition, ECS received warrants to purchase 845,000 shares of our common stock at $1.35 per share as part of compensation for its role as placement agent. The warrants expire on October 27, 2009. The 845,000 warrants are being registered in this registration statement. ECS is a registered broker-dealer in the United States. Keith Behrens and Russell Weinberg, have voting, investment and dispositive power over the shares of common stock owned by ECS.

(9)

On October 28, 2004, we entered into agreements with Laurus Master Fund, Ltd. to secure an $8.0 million funding through the private placement of securities consisting of a secured convertible term note and warrants to purchase shares of our common stock. We are registering 11,266,666 shares of common stock in order to have sufficient common stock available to permit conversion of the Secured Convertible Term Note and exercise of warrants. We have been notified by the selling security holder that it is not a broker-dealer or affiliate of a broker-dealer and that they believe they are not required to be a broker-dealer. David Grin and Eugene Grin, as Principals of Laurus Capital Management, L.L.C., have the authority to exercise dispositive and voting power over the shares of common stock owned by Laurus Master Fund, Ltd.

(10)	75,000 of the 5,333,333 shares have been issued. The remaining 5,258,333 shares are issuable upon conversion of the convertible term note.
(11)	Assumes the 5,258,333 shares issuable upon conversion of the convertible term note.
(12)

Mr. Stoeckinger acquired 420,000 shares of our restricted common stock through his geologist/technical advisor consulting services. All 420,000 shares are being registered in this registration statement.

(13)

XXR Consulting, Inc. acquired 120,000 shares of our restricted common stock pursuant to its consulting agreement dated June 4, 2004. All 120,000 shares are being registered in this registration statement. Curt Kramer, President of XXR Consulting, Inc., has voting, investment and dispositive power over the shares of common stock owned by XXR.

(14)

Julie A. Jenkins as Vice-President of Wellington Management Company, LLP, a registered investment advisor, has the authority to exercise the dispositive and voting power over the shares of common stock owned by Finwell & Company, Landwave & Co., MAC & Company, Spindrift Investors (Bermuda) L.P., and Spindrift Partners, L.P.

(15)	Bernay Box has voting, investment and dispositive power over the shares of common stock owned by Bonanza Master Fund, Ltd.
(16)	Charles Barney has voting, investment and dispositive power over the shares of common stock owned by C. Barney Investments Ltd.

(17)	Stephen Carter has voting, investment and dispositive power over the shares of common stock owned by Cordillera Fund, L.P.
(18)	Warren Garden has voting, investment and dispositive power over the shares of common stock owned by Gryphon Master Fund, L.P.
(19)	Warrant Garden has voting, investment and dispositive power over the shares of common stock owned by GSSF Master Fund, L.P.
(20)	G. Bryan Dutt has voting, investment and dispositive power over the shares of common stock owned by Ironman Energy Capital L.P.
(21)	Joshua Silverman has voting, investment and dispositive power over the shares of common stock owned by Iroquois Capital L.P.
(22)	Robert Green has voting, investment and dispositive power over the shares of common stock owned by R.K. Green Trust.
(23)	Michael Durante has voting, investment and dispositve power over the shares of common stock owned by Western Reserve Hedged Equity.
(24)

CEOcast, Inc. acquired 40,000 shares of our restricted common stock on December 16, 2004 pursuant to its consulting agreement dated August 7, 2004 and 50,000 shares of our common stock as a finder’s fee for the Laurus transaction. The total 90,000 shares of common stock are being registered in this registration statement. Michael Wachs has voting, investment and dispositive power over the shares of common stock owned by CEOcast, Inc

(25)

Pursuant to Mr. Cochennet’s consulting agreement, he received warrants to purchase 100,000 shares of our common stock at $1.50 per share and 100,000 shares of our common stock at $2.50 per share. The warrants expire in two years from the date of February 18, 2004. All 200,000 shares are being registered in this registration statement.

(26)	Of the 609,100 shares, 69,000 shares were transferred to Landwave & Co. from Mac & Company. Of the 609,100 warrants, 69,000 warrants were transferred to Landwave & Co. from Mac & Company.

Unless footnoted above, based on information provided to us, none of the selling security holders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling security holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C., 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 10, 2005

__________________________________________________

PETROL OIL AND GAS, INC.

(Exact name of registrant as specified in its charter)

__________________________________________________

Nevada	000-3009	90-0066187
(State of other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

3161 E. Warm Springs Road
Suite 300
Las Vegas, Nevada	89120
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including are code: (702) 454-7318

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objections of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements or belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words “may,” “could,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this report. Except for our ongoing securities laws, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The factors impacting these risks and uncertainties include, but are not limited to:

•	the ability to continue to produce gas and oil from existing wells;
•	the ability to discover commercial quantities of natural gas and oil;
•	the market price for oil and gas;
•	the ability to fully implement our exploration and development program;
•	increased competitive pressures from existing competitors and new entrants;
•	increases in interest rates or our cost of borrowing or a default under any material debt agreements;
•	deterioration in general or regional economic conditions;
•	adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations;
•	loss of customers or sales weakness;
•	inability to achieve future sales levels or other operating results;
•	fluctuations of oil and gas prices;
•	the unavailability of funds for capital expenditures; and
•	operational inefficiencies in distribution or other systems.

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see “Factors That May Affect Our Results of Operation” in our Annual Report on Form 10-KSB for the year ended December 31, 2004.

Section 1 – Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Laurus Funds Financing Transaction

On October 31, 2005, Petrol Oil and Gas, Inc. (“the Company”) entered into agreements with Laurus Master Fund, Ltd., a Cayman Islands corporation (“Laurus Funds”). Under the terms of the Laurus Funds agreements the Company issued a Secured Term Note (the “Note”) in the aggregate principal amount of $10 million and a five-year warrant (the “Warrant”) to purchase 1,000,000 shares of the Company’s common stock at $2.00 per share. The Note has a three-year term and bears an interest rate equivalent to the “prime rate” published by the Wall Street Journal from time to time plus 3.25%, subject to a floor of 10% and a ceiling of 14% per annum.

On November 15, 2005, the funds were released from Escrow. Net proceeds to the Company from the financing, after payment of fees and expenses to Laurus Funds and its affiliates, were $9,614,913.64. The proceeds will be utilized by the Company to drill and develop its Coal Bed Methane (CBM) gas fields in eastern Kansas, known as the Coal Creek Project, as well as to install a gas gathering pipeline and processing system in the production areas. In addition, the Company paid finders’ fees of: (i) $50,000 in cash; and (ii) 50,000 shares of restricted common stock.

The following describes certain material terms of the financing transaction with Laurus Funds. The description below is not a complete description of all terms of the financing transaction and is qualified in its entirely by reference to the agreements entered into in connection with the financing, which are attached as exhibits hereto.

Note Maturity Date and Interest Rate. The Note matures on October 31, 2008 absent earlier redemption by the Company, as described below. As mentioned above, annual interest on the Note is equal to the “prime rate” published in the Wall Street Journal from time to time, plus three and a quarter percent (3.25%), provided, that, such annual rate of interest may not be less than ten percent (10%) nor more than fourteen percent (14%).

Payment of Interest and Principal. Interest on the Note is payable monthly in arrears on the first day of each month during the term of the Note, commencing December 1, 2005. In addition, commencing May 1, 2006, the Company is required to make monthly principal payments equal to eighty percent (80%) of Net Revenue relating to all gas properties of the Company set forth on Exhibit A to the Secured Term Note, all gas properties of the Company acquired after the date of October 31, 2005 and all gas properties of Coal Creek Pipeline, Inc.

Warrant Terms. The Warrant grants Laurus Funds the right to purchase 1,000,000 shares of the Company’s common stock at $2.00 per share. The Warrant expires on October 31, 2010.

Restrictions on Exercise of Warrant. Notwithstanding anything to the contrary set forth above, Laurus Funds is not entitled to exercise the Warrant if such receipt of shares of common stock would cause Laurus Funds to be deemed to beneficially own in excess of 4.99% of the outstanding shares of the Company’s common stock on the date of issuance of such shares. Such provision may be waived by Laurus Funds upon 75 days prior written notice to the Company.

Right to Redeem Note. The Company has the option of prepaying the outstanding Amortizing Principal Amount in whole or in part by paying an amount equal to 100% of the principal amount being redeemed by giving at least seven (7) business days prior written notice of redemption to Laurus Funds.

Security of Note. The Note is secured by a security interest in substantially all of the assets of the Company, certain assets of Neodesha Pipeline and Coal Creek Pipeline and in certain gas properties of the Company pursuant to various mortgages, deeds of trust, security agreements, financing statements and assignments of production.

Registration Rights. Pursuant to the terms of the Registration Rights Agreement between Laurus Funds and the Company, the Company is obligated to file a registration statement registering 1,000,000 shares of the Company’s common stock issuable upon exercise of the Warrant. The Company is required to file a registration statement on or before November 30, 2005 and must have the registration statement declared effective on or before January 29, 2006. If the registration statement is not declared effective within the timeframe described, or if the registration is suspended other than as permitted in the registration rights agreement, the Company will be obligated to pay Laurus Funds as liquidated damages a fee in cash equal to 1/30th of the aggregate original principal amount of the Note multiplied by 0.02 and in the event the Company fails to make any payments, such payments shall bear interest at the rate of 1.5% for each 30 day period (pro rated for partial periods) until paid in full.

Right of First Refusal. Subject to certain exceptions, the Company has granted Laurus Funds a right of first refusal to provide additional financing to the Company in the event that the Company proposes additional debt financing or to sell any equity securities of the Company.

Additional Restrictions. The financing documents contain certain restrictions regarding the operation of the Company while 25% of the principal amount of the Note is outstanding. Such restrictions include the Company’s agreement that, except with Laurus Funds prior written consent (such consent not to be unreasonably withheld), it will not issue any (i) debt securities with a continuously variable/floating conversion feature which are or could be (by conversion or registration) free-trading securities, or (ii) any equity securities with a continuously variable/floating conversion feature which are or could be (by conversion or registration) free-trading securities, provided that no consent shall be necessary on the issuance of equity securities having such a variable/floating conversion feature where the conversion price is subject to a specified minimum “floor” price per share.

In addition, the financing documents, among other things, (i) prohibit the Company from paying dividends, issuing any preferred stock that is manditorily redeemable, or redeem any of its preferred stock or other equity interests, (ii) prohibit the Company from incurring additional debt other than (1) trade debt and debt incurred to finance the purchase of equipment, (2) any indebtedness incurred in connection with the purchase of assets in the ordinary course of business, (3) cancel any indebtedness owing to it in excess of $50,000 in the aggregate during any 12 month period, or (4) assume, guarantee, endorse or otherwise become liable in connection with any obligations of any other Person, except the endorsement of negotiable instruments by the Company for deposit or collection or similar transactions in the ordinary course of business.

Additional Investment. In addition, Laurus Funds, in their sole discretion, may purchase additional notes from the Company in an aggregate principal amount of up to $40,000,000 pursuant to substantially similar terms of the initial Note.

Amendment No. 1 to Securities Purchase Agreement

On October 31, 2005, the Company amended Section 4.1 of the Laurus Fund Securities Purchase Agreement dated October 28, 2004 to be consistent with the new securities purchase agreement executed on October 31, 2005. A copy of the amendment is attached hereto as exhibit 10.1.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The Company incurred a direct $10 million financial obligation through execution of the Laurus Funds Note. The Note is secured by a blanket lien on substantially all of the assets owned by the Company. In the event the Company defaults under the agreements with Laurus Funds, Laurus Funds may enforce its rights as a secured party and accelerate payments under the Note and the Company may lose all or a portion of its assets. Subject to certain grace periods, the Note and agreements provide for the following events of default (among others):

•	Failure to pay interest and principal when due;

•	An uncured breach by the Company of any material covenant, term or condition in any of the notes or related agreements;

•	A breach by the Company of any material representation or warranty made in any of the notes or in any related agreement;

•	Any money judgment or similar final process is filed against the Company for more than $50,000;

•	Any form of bankruptcy or insolvency proceeding is instituted by or against the Company; and

•	Suspension of the Company’s common stock from the Over-the-Counter Bulletin Board for five consecutive days or five days during any ten consecutive days.

See Item 1.01 for a discussion of the terms of the Laurus Funds transaction.

Section 3 – Securities and Trading Markets

Item 3.02 Unregistered Sales of Equity Securities

Pursuant to the Laurus Funds transaction entered into on October 31, 2005, the Company executed a $10 million secured term note and granted Laurus Funds a warrant to purchase 1,000,000 shares of its common stock at $2.00 per share. The Warrant is exercisable at any time or from time to time before 5:00 p.m., New York time, through the close of business October 31, 2010. The Company believes that the issuance and sale of the Warrant was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The warrant was issued directly by the Company and did not involve a public offering or general solicitation. Laurus Funds is an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Laurus Funds was afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make its investment decision, including the financial statements and Exchange Act reports. The Company reasonably believes that Laurus Funds, immediately prior to issuing the warrants, had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment. Laurus Funds had the opportunity to speak with the Company’s management on several occasions prior to its investment decision.

In connection with the Laurus Funds financing, the Company paid Laurus Funds a management fee of $350,000, plus $32,586.36 for due diligence and legal fees, and $2,500 in escrow fees. Further, the Company paid cash finders’ fees totaling $50,000 and issued 50,000 shares of the Company's common stock.

The Company believes the issuance of the 50,000 shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The shares will be issued directly by the Company and did not involve a public offering or general solicitation. The recipient of the shares was afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make its investment decision, including the Company's financial statements and 34 Act reports. The Company reasonably believed that the recipient, immediately prior to issuing the shares, had such knowledge and experience in its financial and business matters that they were capable of evaluating the merits and risks of its investment. The recipient had the opportunity to speak with the Company's president on several occasions prior to its investment decision. As of the date of this report, the shares have not been issued.

Item 9.01 Financial Statements and Exhibits.

EXHIBITS

10.1 Amendment No. 1 to October 2004 Securities Purchase Agreement
10.2 Securities Purchase Agreement dated October 31, 2005
10.3 Secured Term Note dated October 31, 2005
10.4 Common Stock Purchase Warrant dated October 31, 2005
10.5 Registration Rights Agreement dated October 31, 2005
10.6 Amended and Restated Mortgage

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

PETROL OIL AND GAS, INC.

By: /s/ Paul Branagan

Paul Branagan, President

Date: November 29, 2005